SECOND AMENDMENT TO THE

LIMITED PARTNERSHIP AGREEMENT

OF

RANKIN ASSOCIATES HBB, L.P.

This "Second Amendment," effective as of June 12, 2025, to the Limited Partnership Agreement of Rankin Associates HBB, L.P. dated February 27, 2024, as amended by that First Amendment (the "First Amendment") thereto dated December 7, 2024 (the Limited Partnership Agreement as amended by the First Amendment thereto is hereinafter referred to as the "Partnership Agreement"), is made by the General Partner (the "General Partner") of Rankin Associates HBB, L.P., a Delaware limited partnership (the "Partnership").

RECITALS:

WHEREAS, on June 12, 2025, Alfred M. Rankin, Jr., as Trustee of the Alfred M. Rankin, Jr. Main Trust u/a/d September 28, 2000, as amended (the "Partner"), made a capital contribution to the Partnership in exchange for an additional 2.03434407% Partnership Interest and Partnership Percentage representing an interest as a Limited Partner in the Partnership (the "Contribution");

WHEREAS, as a result of the Contribution, the Partner now owns an aggregate 13.42310244% Partnership Interest and Partnership Percentage representing an interest as a Limited Partner in the Partnership; and

WHEREAS, the General Partner desires to amend Schedule A to the Partnership Agreement to reflect the ownership of Partnership Interests after the Contribution.

AGREEMENTS:

In consideration of the mutual promises, covenants and agreements set forth in this Second Amendment, the General Partner of the Partnership, pursuant to the power granted to it under Section 12.8 of the Partnership Agreement, agrees as follows:

1.   Schedule A to the Partnership Agreement is amended and restated in its entirety as set forth in Schedule A attached hereto.

2.   This Second Amendment shall be (and hereby is) incorporated into and made a part of the Partnership Agreement. Except as expressly amended hereby, the Partnership Agreement shall be and remain in full force and effect. This Second Amendment is specific and limited to the matters expressly stated herein. On and after the date of this Second Amendment, each reference in the Partnership Agreement to "this Agreement," "hereunder," "hereof" or words of like import referring to the Partnership Agreement shall mean and refer to the Partnership Agreement as amended hereby. Capitalized terms used but not defined herein have the meanings ascribed to them in the Partnership Agreement.

3.   This Second Amendment shall be governed by and construed in accordance with the laws of the State of Delaware.

4.   Consistent with Section 12.10 of the Partnership Agreement, this Second Amendment may be executed via electronic signature software (such as DocuSign or Adobe PDF).

[Signature page follows]

<u>**SIGNATURE PAGE**</u>

IN WITNESS WHEREOF, the General Partner has executed this Second Amendment as of the day and year first above written.

GENERAL PARTNER

Rankin Management, Inc.

By: <u>/s/ Alfred M. Rankin, Jr.</u>
Name: Alfred M. Rankin, Jr.
Its: President

SCHEDULE A

PARTNERS/CAPITAL ACCOUNT/PARTNERSHIP PERCENTAGE

General Partner	General Partnership Interest Capital Account	Partnership Percentage
Rankin Management, Inc.	As set forth in the books and records of the Partnership	0.56068889%

Limited Partners	Limited Partnership Interest Capital Account	Partnership Percentage
BTR 2012 GST Trust for Helen R. Butler u/a/d December 31, 2012	As set forth in the books and records of the Partnership	0.66931350%
BTR 2012 GST Trust for Clara R. Williams u/a/d December 31, 2012	As set forth in the books and records of the Partnership	0.66931350%
BTR 2012 GST Trust for Matthew M. Rankin u/a/d December 31, 2012	As set forth in the books and records of the Partnership	0.66931350%
BTR 2012 GST Trust for James T. Rankin u/a/d December 31, 2012	As set forth in the books and records of the Partnership	0.66931350%
BTR 2012 GST Trust for Thomas P. Rankin u/a/d December 31, 2012	As set forth in the books and records of the Partnership	0.66931350%
BTR 2012 GST Trust for Chloe R. Seelbach u/a/d December 31, 2012	As set forth in the books and records of the Partnership	0.66931350%
BTR 2012 GST Trust for Claiborne R. Rankin, Jr. u/a/d December 31, 2012	As set forth in the books and records of the Partnership	0.66931350%
BTR 2012 GST Trust for Julia R. Kuipers u/a/d December 31, 2012	As set forth in the books and records of the Partnership	0.66931350%
BTR 2012 GST Trust for Anne F. Rankin u/a/d December 31, 2012	As set forth in the books and records of the Partnership	0.66931350%
BTR 2012 GST Trust for Elisabeth M. Rankin u/a/d December 31, 2012	As set forth in the books and records of the Partnership	0.66931350%
BTR 2020 GST Trust for Helen R. Butler u/a/d December 21, 2020	As set forth in the books and records of the Partnership	0.71313950%
BTR 2020 GST Trust for Clara R. Williams u/a/d December 21, 2020	As set forth in the books and records of the Partnership	0.71313950%
BTR 2020 GST Trust for Matthew M. Rankin u/a/d December 21, 2020	As set forth in the books and records of the Partnership	0.71313950%
BTR 2020 GST Trust for James T. Rankin u/a/d December 21, 2020	As set forth in the books and records of the Partnership	0.71313950%
BTR 2020 GST Trust for Thomas P. K. Rankin u/a/d December 21, 2020	As set forth in the books and records of the Partnership	0.71313950%
BTR 2020 GST Trust for Chloe R. Seelbach u/a/d December 21, 2020	As set forth in the books and records of the Partnership	0.71313950%
BTR 2020 GST Trust for Claiborne R. Rankin, Jr. u/a/d December 21, 2020	As set forth in the books and records of the Partnership	0.71313950%
BTR 2020 GST Trust for Julia R. Kuipers u/a/d December 21, 2020	As set forth in the books and records of the Partnership	0.71313950%
BTR 2020 GST Trust for Anne F. Rankin u/a/d December 21, 2020	As set forth in the books and records of the Partnership	0.71313950%
BTR 2020 GST Trust for Elisabeth M. Rankin u/a/d December 21, 2020	As set forth in the books and records of the Partnership	0.71313950%

2012 Alison A. Rankin Trust u/a/d June 22, 2012	As set forth in the books and records of the Partnership	11.56637314%
2012 Chloe O. Rankin Trust u/a/d June 22, 2012	As set forth in the books and records of the Partnership	9.54406057%
2012 Corbin K. Rankin Trust u/a/d June 22, 2012	As set forth in the books and records of the Partnership	7.45620417%
2012 Helen R. Butler Trust u/a/d June 22, 2012	As set forth in the books and records of the Partnership	4.87508348%
2012 Clara R. Williams Trust u/a/d June 22, 2012	As set forth in the books and records of the Partnership	4.87508348%
HRB 2020 GST Trust for Clara R. Butler u/a/d December 22, 2020	As set forth in the books and records of the Partnership	2.13821194%
HRB 2020 GST Trust for Griffin B. Butler u/a/d December 22, 2020	As set forth in the books and records of the Partnership	2.13821194%
JCB 2020 GST Trust for Clara R. Butler u/a/d December 22, 2020	As set forth in the books and records of the Partnership	0.28769018%
JCB 2020 GST Trust for Griffin B. Butler u/a/d December 22, 2020	As set forth in the books and records of the Partnership	0.28769018%
CRW 2020 GST Trust for Margo J. V. Williams u/a/d December 23, 2020	As set forth in the books and records of the Partnership	2.13821194%
CRW 2020 GST Trust for Helen C. Williams u/a/d December 23, 2020	As set forth in the books and records of the Partnership	2.13821194%
Alfred M. Rankin, Jr. Main Trust u/a/d September 28, 2000, as amended	As set forth in the books and records of the Partnership	13.42310244%
Helen R. Butler Main Trust u/a/d December 29, 1989, as amended	As set forth in the books and records of the Partnership	0.09946050%
John C. Butler, Jr. Main Trust u/a/d June 17, 1999, as amended	As set forth in the books and records of the Partnership	0.09946050%
Clara Rankin Butler 2002 Trust u/a/d November 5, 2002	As set forth in the books and records of the Partnership	0.74194610%
Griffin Bedwell Butler 2002 Trust u/a/d November 5, 2002	As set forth in the books and records of the Partnership	0.75301793%
Clara R. Williams Main Trust u/a/d December 29, 1989, as amended	As set forth in the books and records of the Partnership	0.09946050%
David B. H. Williams Main Trust u/a/d October 14, 2009, as amended	As set forth in the books and records of the Partnership	0.37155365%
Margo Jamison Victoire Williams 2004 Trust u/a/d December 10, 2004	As set forth in the books and records of the Partnership	0.87849014%
Helen Charles Williams 2004 Trust u/a/d December 10, 2004	As set forth in the books and records of the Partnership	0.97607840%
Thomas T. Rankin Main Trust u/a/d December 29, 1967, as amended	As set forth in the books and records of the Partnership	4.02050149%
Corbin K. Rankin Main Trust u/a/d November 30, 2015, as amended	As set forth in the books and records of the Partnership	0.13083924%
Matthew M. Rankin Main Trust u/a/d December 20, 1993, as amended	As set forth in the books and records of the Partnership	0.46939032%
Elizabeth B. Rankin Main Trust u/a/d November 10, 2015, as amended	As set forth in the books and records of the Partnership	0.14602752%
Vested Trust for Mary Marshall Rankin u/a/d May 10, 2007	As set forth in the books and records of the Partnership	0.42016673%
Vested Trust for William Alexander Rankin u/a/d May 10, 2007	As set forth in the books and records of the Partnership	0.40969817%

James T. Rankin Main Trust u/a/d August 20, 2009, as amended	As set forth in the books and records of the Partnership	0.64784408%
Lynne T. Rankin Main Trust u/a/d December 4, 2015, as amended	As set forth in the books and records of the Partnership	0.06117896%
Vested Trust for Margaret Pollard Rankin u/a/d December 4, 2015	As set forth in the books and records of the Partnership	0.27295468%
Vested Trust for James T. Rankin, Jr. u/a/d December 4, 2015	As set forth in the books and records of the Partnership	0.25929233%
Thomas P. K. Rankin Main Trust u/a/d February 2, 2011, as amended	As set forth in the books and records of the Partnership	1.35991043%
Claiborne R. Rankin Main Trust u/a/d June 22, 1971, as amended	As set forth in the books and records of the Partnership	3.12929139%
Chloe O. Rankin Main Trust u/a/d June 1, 1995, as amended	As set forth in the books and records of the Partnership	0.14038514%
Chloe R. Seelbach Main Trust u/a/d April 10, 2009, as amended	As set forth in the books and records of the Partnership	0.91075604%
Scott W. Seelbach Main Trust u/a/d December 22, 2015, as amended	As set forth in the books and records of the Partnership	0.09375570%
Vested Trust for Taplin Elizabeth Seelbach u/a/d December 21, 2004	As set forth in the books and records of the Partnership	0.07073452%
Vested Trust for Isabelle Scott Seelbach u/a/d December 21, 2004	As set forth in the books and records of the Partnership	0.08205476%
Vested Trust for Thomas Wilson Seelbach u/a/d December 21, 2004	As set forth in the books and records of the Partnership	0.12342185%
Claiborne R. Rankin, Jr. Main Trust u/a/d August 25, 2000, as amended	As set forth in the books and records of the Partnership	0.89443218%
Vested Trust for Claiborne Read Rankin III u/a/d August 26, 2016	As set forth in the books and records of the Partnership	0.12151591%
Vested Trust for Paige J. Rankin u/a/d August 26, 2016	As set forth in the books and records of the Partnership	0.12234938%
Julia R. Kuipers Main Trust u/a/d December 21, 2004, as amended	As set forth in the books and records of the Partnership	1.15916251%
Vested Trust for Evelyn R. Kuipers u/a/d December 27, 2013	As set forth in the books and records of the Partnership	0.13049336%
Vested Trust for Matilda Alan Kuipers u/a/d December 27, 2013	As set forth in the books and records of the Partnership	0.13611506%
Roger F. Rankin Main Trust u/a/d September 11, 1973, as amended	As set forth in the books and records of the Partnership	0.14412833%
Alison A. Rankin Main Trust u/a/d September 11, 2000, as amended	As set forth in the books and records of the Partnership	2.07589741%
Anne F. Rankin Main Trust u/a/d August 15, 2012, as amended	As set forth in the books and records of the Partnership	0.25382738%
Trust for A. Farnham Rankin u/a/d December 18, 1997 (Trust #1)	As set forth in the books and records of the Partnership	1.05973750%
Posterity Trust for A. Farnham Rankin u/a/d September 11, 2000	As set forth in the books and records of the Partnership	0.21689434%
Trust for Elisabeth M. Rankin u/a/d December 18, 1997 (Irrev #1)	As set forth in the books and records of the Partnership	1.18795072%
Elisabeth Marshall Rankin Main Trust u/a/d December 30, 2015, as amended	As set forth in the books and records of the Partnership	0.12557867%
Posterity Trust for Elisabeth M. Rankin u/a/d September 11, 2000	As set forth in the books and records of the Partnership	0.35089188%